Exhibit 99.1
For Immediate Release

Indústrias Romi S.A. Avenida Pérola Byington, 56 13453-900 Santa Bárbara d’Oeste-SP - BRASIL Telefone: 55 (19) 3455-9000 – Fax: 55 (19) 3455-2499

ROMI RESPONDS TO HARDINGE’S REJECTION OF ACQUISITION OFFER

Romi’s All-Cash Offer Provides Immediate Liquidity at Superior Value to Hardinge’s
Stand-Alone Prospects

SANTA BARBARA D’OESTE, Brazil, February 19, 2010 – Indústrias Romi S.A. (Bovespa: ROMI3) (“Romi”), a leading global manufacturer of machine tools, today responded to the Hardinge Inc. (NASDAQ: HDNG) (“Hardinge”) Board of Directors’ rejection of Romi’s previously announced all-cash offer to acquire all of the outstanding shares of Hardinge for $8.00 per share.  The offer is not subject to any financing condition and will be funded entirely from Romi’s internal resources.

“We are disappointed that despite the positive response to our offer from Hardinge shareholders, Hardinge’s Board continues to refuse to engage in any meaningful dialogue to discuss our all-cash offer,” said Livaldo Aguiar dos Santos, Chief Executive Officer of Romi.  “Based on Hardinge’s fourth quarter and full year 2009 results and outlook announced yesterday, it is difficult to understand how Hardinge can deliver equivalent or superior value for its shareholders as a stand-alone enterprise in the near- to mid-term.  We believe that any objective analysis would clearly confirm that our offer is in the best interests of Hardinge’s shareholders, offering them immediate liquidity at superior value.

“While we continue to believe a combination makes sense, we have a responsibility to the shareholders of Romi to remain a disciplined bidder, especially in light of Hardinge’s earnings announced yesterday.  We will study these results, and the long-term trends they reflect, carefully with our advisors.  Although it remains our strong preference to sit down with the Hardinge Board to reach a mutually agreeable transaction, unfortunately, Hardinge appears instead to be more focused on erecting further barriers that deny shareholders the value our offer would provide.  If necessary, we may have no other alternative but to take our offer directly to Hardinge shareholders,” concluded Mr. dos Santos.

On February 4, 2010, Romi announced that it submitted an offer to Hardinge’s Board of Directors to acquire all of the outstanding shares of Hardinge for $8.00 per share in cash.  Romi’s all-cash offer represents a premium of over 46% to Hardinge’s closing share price on February 3, 2010, the last trading day prior to the public disclosure of Romi’s offer.

HSBC Securities (USA) Inc. is acting as financial advisor and Shearman & Sterling LLP is acting as legal advisor to Romi on the proposed transaction.

About Romi

Indústrias Romi S.A. (Bovespa: ROMI3), founded in 1930, is the market leader in the Brazilian machinery and equipment industry.  The company is listed in the “Novo Mercado” category, which is reserved for companies with the highest degree of corporate governance on the Bovespa.  The company manufactures machine tools, mainly lathes and machining centers, plastic injection and blow molding machines for thermoplastics and parts made of grey, nodular or vermicular cast iron, which are supplied rough or machined.  The company’s products and services are sold globally and used by a variety of industries, such as the automotive, general consumer goods and industrial and agricultural machinery and equipment industries.

Important Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Hardinge.  Subject to future developments, additional documents regarding a transaction with Hardinge may be filed with the Securities and Exchange Commission (the “Commission”) and, if and when available, would be accessible for free at the Commission’s website at http://www.sec.gov.  Investors and security holders are urged to read such disclosure documents, if and when they become available, because they will contain important information.

Romi is not currently engaged in a solicitation of proxies from the shareholders of Hardinge.  However, in connection with Romi’s offer to acquire Hardinge, certain directors and officers of Romi may participate in meetings or discussions with Hardinge shareholders.  Romi does not believe that any of these persons is a “participant” in the solicitation of proxies under SEC rules.  If in the future Romi does engage in a solicitation of proxies from the shareholders of Hardinge in connection with its offer to acquire Hardinge, Romi will include the identity of people who, under SEC rules, may be considered “participants” in the solicitation of proxies from Hardinge shareholders in applicable SEC filings when they become available.

Forward-Looking Statements

Any statements made in this press release that are not statements of historical fact, including statements about our beliefs and expectations, including the proposed acquisition of Hardinge, are forward-looking statements within the meaning of the U.S. federal securities laws and should be evaluated as such.  Forward-looking statements include statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information.  These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions.

Although we believe that these-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could cause actual results or events to differ materially from those expressed in the forward-looking statements and projections.  Factors that may materially affect such forward-looking statements include: our ability to successfully complete any proposed transaction or realize the anticipated benefits of a transaction; delays in obtaining any approvals for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule.  Forward-looking statements, like all statements in this press release, speak only as of the date of this press release (unless another date is indicated).  Unless required by law, we do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Media Contact

Joele Frank, Wilkinson Brimmer Katcher
Steve Frankel / Tim Lynch: (212) 355-4449

Investor Contact

Innisfree M&A Incorporated
Alan Miller / Jennifer Shotwell / Scott Winter: (212) 750-5833

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